UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    November 14, 2017

Financial Results

for the Six Months

ended September 30, 2017

- Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2017	Change	Sep. 30, 2016
Consolidated gross profit	1	1,465,770	48,317	1,417,453
Net interest income	2	708,109	47,537	660,572
Trust fees	3	1,879	208	1,671
Net fees and commissions	4	484,598	20,524	464,074
Net trading income	5	130,628	8,234	122,394
Net other operating income	6	140,553	(28,187)	168,740
General and administrative expenses	7	(894,633)	(12,604)	(882,029)
Equity in gains (losses) of affiliates	8	30,212	17,493	12,719
Consolidated net business profit	9	601,349	53,206	548,143
Total credit cost	10	(34,094)	20,691	(54,785)
Credit costs	11	(47,403)	16,468	(63,871)
Write-off of loans	12	(45,337)	(10,221)	(35,116)
Provision for reserve for possible loan losses	13	–	26,109	(26,109)
Others	14	(2,065)	580	(2,645)
Gains on reversal of reserve for possible loan losses	15	4,178	4,178	–
Recoveries of written-off claims	16	9,130	45	9,085
Gains (losses) on stocks	17	51,450	34,033	17,417
Other income (expenses)	18	(3,157)	(6,633)	3,476
Ordinary profit	19	615,548	101,297	514,251
Extraordinary gains (losses)	20	(3,528)	(30,342)	26,814
Gains (losses) on disposal of fixed assets	21	(199)	583	(782)
Losses on impairment of fixed assets	22	(3,037)	(1,286)	(1,751)
Gains on step acquisitions	23	–	(29,325)	29,325
Income before income taxes	24	612,020	70,954	541,066
Income taxes - current	25	(101,526)	8,763	(110,289)
Income taxes - deferred	26	(39,297)	(16,249)	(23,048)
Profit	27	471,195	63,468	407,727
Profit attributable to non-controlling interests	28	(51,000)	(2,471)	(48,529)
Profit attributable to owners of parent	29	420,195	60,997	359,198
Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2017		Mar. 31, 2017
			Change
Consolidated subsidiaries	30	374	20	354
Equity method affiliates	31	57	3	54

SMBC non-consolidated		(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2017	Change	Sep. 30, 2016
Gross banking profit	1	709,132	(204,895)	914,027
Gross domestic profit	2	447,614	(219,841)	667,455
Net interest income	3	353,633	(186,281)	539,914
Trust fees	4	1,029	163	866
Net fees and commissions	5	77,429	(14,533)	91,962
Net trading income	6	(85)	(580)	495
Net other operating income	7	15,608	(18,608)	34,216
Gains (losses) on bonds	8	6,357	(11,960)	18,317
Gross international profit	9	261,517	14,945	246,572
Net interest income	10	126,967	27,003	99,964
Net fees and commissions	11	66,567	6,618	59,949
Net trading income	12	31,798	(6,813)	38,611
Net other operating income	13	36,183	(11,863)	48,046
Gains (losses) on bonds	14	13,355	(26,365)	39,720
Expenses (excluding non-recurring losses)	15	(403,816)	(1,817)	(401,999)
Overhead ratio	16	56.9%	12.9%	44.0%
Personnel expenses	17	(167,024)	(5,210)	(161,814)
Non-personnel expenses	18	(210,807)	4,791	(215,598)
Taxes	19	(25,983)	(1,398)	(24,585)
Banking profit (before provision for general reserve for possible loan losses)	20	305,316	(206,712)	512,028
Gains (losses) on bonds	21	19,713	(38,324)	58,037
Provision for general reserve for possible loan losses	22	—	(10,407)	10,407
Banking profit	23	305,316	(217,119)	522,435
Non-recurring gains (losses)	24	63,180	105,352	(42,172)
Credit costs	25	(3,758)	2,695	(6,453)
Gains on reversal of reserve for possible loan losses	26	25,379	25,379	—
Recoveries of written-off claims	27	3,842	(203)	4,045
Gains (losses) on stocks	28	49,999	34,919	15,080
Other non-recurring gains (losses)	29	(12,282)	42,562	(54,844)
Ordinary profit	30	368,496	(111,766)	480,262
Extraordinary gains (losses)	31	(2,648)	(844)	(1,804)
Gains (losses) on disposal of fixed assets	32	97	407	(310)
Losses on impairment of fixed assets	33	(2,746)	(1,252)	(1,494)
Income before income taxes	34	365,848	(112,609)	478,457
Income taxes - current	35	(105,250)	(38,791)	(66,459)
Income taxes - deferred	36	23,872	37,775	(13,903)
Net income	37	284,470	(113,624)	398,094

Total credit cost (22+25+26+27)	38	25,463	17,464	7,999
Provision for general reserve for possible loan losses	39	6,477	(3,930)	10,407
Write-off of loans	40	(2,409)	(2,198)	(211)
Provision for specific reserve for possible loan losses	41	18,801	23,385	(4,584)
Losses on sales of delinquent loans	42	(1,348)	533	(1,881)
Provision for loan loss reserve for specific overseas countries	43	100	(124)	224
Recoveries of written-off claims	44	3,842	(203)	4,045

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2017		Six months ended Sep. 30, 2016
	Three months ended Jun. 30, 2017	Three months ended Sep. 30, 2017		Change
Yield on interest earning assets (A)			1.03	(0.60)	1.63
Interest earned on loans and bills discounted (C)	0.99	0.98	0.99	(0.10)	1.09
Interest earned on securities			1.43	(2.32)	3.75
Total cost of funding (including expenses) (B)			0.61	(0.11)	0.72
Cost of interest bearing liabilities			0.03	(0.01)	0.04
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	(0.01)	0.01
Interest paid on other liabilities			0.14	(0.16)	0.30
Expense ratio			0.58	(0.10)	0.68
Overall interest spread (A) - (B)			0.42	(0.49)	0.91
Interest spread (C) - (D)	0.99	0.98	0.99	(0.09)	1.08

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	1.04	1.02	1.03	(0.10)	1.13
Interest spread (E) - (D)	1.04	1.02	1.03	(0.09)	1.12

3. Gains (losses) on securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2017		Six months ended Sep. 30, 2016
		Change
Gains (losses) on bonds	19,713	(38,324)	58,037
Gains on sales	23,455	(40,838)	64,293
Losses on sales	(3,715)	977	(4,692)
Gains on redemption	0	0	0
Losses on redemption	(26)	1,536	(1,562)
Losses on devaluation	—	—	—

Gains (losses) on stocks	49,999	34,919	15,080
Gains on sales	54,086	26,285	27,801
Losses on sales	(1,270)	6,621	(7,891)
Losses on devaluation	(2,816)	2,014	(4,830)

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Sep. 30, 2017					Mar. 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	713,059	3,427	(3,468)	3,428	1	1,173,423	6,895
Other securities	2	23,911,885	2,407,711	219,003	2,552,816	145,105	23,616,823	2,188,708
Stocks	3	3,908,427	2,111,529	189,657	2,125,067	13,537	3,757,769	1,921,872
Bonds	4	10,882,413	42,569	(17,806)	54,730	12,161	10,181,396	60,375
Japanese government bonds	5	8,106,674	9,222	(15,235)	18,120	8,897	7,293,933	24,457
Others	6	9,121,044	253,612	47,152	373,018	119,406	9,677,657	206,460
Foreign bonds	7	6,489,375	(100,565)	10,004	13,084	113,650	7,063,717	(110,569)
Other money held in trust	8	2,544	—	—	—	—	3,439	—
Total	9	24,627,489	2,411,138	215,535	2,556,245	145,106	24,793,686	2,195,603
Stocks	10	3,908,427	2,111,529	189,657	2,125,067	13,537	3,757,769	1,921,872
Bonds	11	11,595,473	45,996	(21,274)	58,159	12,162	11,354,819	67,270
Others	12	9,123,589	253,612	47,152	373,018	119,406	9,681,096	206,460

SMBC non-consolidated							(Millions of yen)
		Sep. 30, 2017					Mar. 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	440,116	2,310	(2,782)	2,310	—	900,183	5,092
Stocks of subsidiaries and affiliates	14	3,387,229	22,613	21,404	45,984	23,371	3,222,613	1,209
Other securities	15	21,220,124	2,063,904	170,453	2,193,865	129,960	20,914,359	1,893,451
Stocks	16	3,607,665	1,961,801	172,847	1,974,295	12,494	3,474,472	1,788,954
Bonds	17	10,482,552	39,400	(18,052)	52,185	12,785	9,699,077	57,452
Japanese government bonds	18	7,941,466	8,589	(14,873)	17,319	8,730	7,109,504	23,462
Others	19	7,129,906	62,703	15,659	167,384	104,681	7,740,808	47,044
Foreign bonds	20	4,969,884	(91,575)	4,672	9,067	100,642	5,586,975	(96,247)
Total	21	25,047,469	2,088,829	189,076	2,242,161	153,331	25,037,156	1,899,753
Stocks	22	4,297,678	1,977,598	185,069	1,995,870	18,272	4,164,031	1,792,529
Bonds	23	10,922,668	41,711	(20,833)	54,496	12,785	10,599,261	62,544
Others	24	9,827,122	69,520	24,842	191,794	122,273	10,273,863	44,678

Notes	1. The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

2.   Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.

3.   Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

4.   Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2017					Mar. 31, 2017

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	2,147.3	7,351.5	886.0	537.9	10,922.7	1,102.5	8,207.6	947.7	341.4	10,599.3
Japanese government bonds	1,901.6	6,017.1	196.7	266.2	8,381.6	790.0	6,857.4	222.5	139.7	8,009.7
Japanese local government bonds	0	21.6	60.1	0	81.8	–	21.2	49.3	0	70.5
Japanese corporate bonds	245.7	1,312.7	629.2	271.6	2,459.3	312.4	1,329.0	675.9	201.7	2,519.0

Others	1,585.9	1,145.2	1,698.1	1,035.3	5,464.5	1,704.3	2,042.5	1,361.5	953.2	6,061.5

Total	3,733.2	8,496.7	2,584.1	1,573.2	16,387.2	2,806.8	10,250.1	2,309.2	1,294.6	16,660.8

6. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated							(Billions of yen)
	Sep. 30, 2017				Mar. 31, 2017
			Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (c) - (d)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)		Net deferred gains (losses)

Interest rate swaps	73.6	50.3	23.3	(26.0)	238.5	199.4	39.0	(17.5)

Currency swaps	35.5	97.5	(62.0)	(17.0)	118.2	298.7	(180.5)	(11.1)

Others	3.5	3.2	0.3	(25.6)	0.2	2.5	(2.3)	(20.7)

Total	112.6	151.0	(38.4)	(68.5)	356.9	500.6	(143.7)	(49.3)
Notes 1. Derivative transactions are valuated at fair value on the balance sheet.

          2. SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.
Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity
(Billions of yen)
	Sep. 30, 2017				Mar. 31, 2017

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	4,648.9	23,618.6	6,827.8	35,095.3	3,579.4	23,950.3	6,475.2	34,004.9
Receivable floating rate / payable fixed rate	2,388.6	8,939.2	6,726.5	18,054.3	2,377.9	9,178.6	6,586.7	18,143.2

Total	7,037.5	32,557.8	13,554.4	53,149.7	5,957.3	33,128.9	13,061.9	52,148.1

7. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

(Millions of yen)

		At the beginning of FY3/2018		At the beginning of FY3/2017
			Change
Fair value of plan assets	(A)	1,435,548	78,373	1,357,175
Projected benefit obligation	(B)	1,179,737	(22,734)	1,202,471
Net surplus (deficit)	(A-B)	255,811	101,107	154,704
Net defined benefit asset		314,922	111,648	203,274
Net defined benefit liability		59,110	10,540	48,570

Measurements of defined benefit plans (before tax effect deduction)		(12,700)	(116,524)	103,824
	Unrecognized prior service cost (deductible from the obligation)	(648)	160	(808)
	Unrecognized net actuarial gain (loss)	(12,052)	(116,685)	104,633
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2017		Six months ended Sep. 30, 2016
			Change
Retirement benefit expenses		21,740	(17,670)	39,410
SMBC non-consolidated
(1) Projected benefit obligation
(Millions of yen)
		At the beginning of FY3/2018		At the beginning of FY3/2017
			Change
Projected benefit obligation	(A)	968,394	(39,678)	1,008,072
<Discount rate>		<0.55%>	<0.21%>	<0.34%>
Fair value of plan assets	(B)	1,267,590	70,755	1,196,835
Reserve for employee retirement benefits	(C)	–	–	–
Prepaid pension cost	(D)	275,175	(4,742)	279,917
Unrecognized prior service cost (deductible from the obligation)	(E)	–	–	–
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(24,019)	(115,172)	91,153
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2017		Six months ended Sep. 30, 2016
			Change
Retirement benefit expenses		11,118	(17,469)	28,587
Service cost		14,451	(808)	15,259
Interest cost on projected benefit obligation		2,663	950	1,713
Expected returns on plan assets		(19,045)	(701)	(18,344)
Amortization of unrecognized prior service cost		–	–	–
Amortization of unrecognized net actuarial gain (loss)		9,079	(16,647)	25,726
Others		3,969	(263)	4,232

8.	Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 104.6 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.
(Bankrupt/Effectively bankrupt borrowers: 3.3 billion yen, Potentially bankrupt borrowers: 3.9 billion yen)
*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.5 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Sep. 30, 2017			Mar. 31, 2017

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	34,923	0.0	482	34,441	0.0
Non-accrual loans	547,284	0.7	(11,571)	558,855	0.7
Past due loans (3 months or more)	23,617	0.0	1,183	22,434	0.0
Restructured loans	237,584	0.3	(15,206)	252,790	0.3
Total	843,409	1.0	(25,112)	868,521	1.1

Total loans (period-end balance)	81,162,078	100.0	924,756	80,237,322	100.0

Amount of direct reduction	233,677		(12,042)	245,719
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2017			Mar. 31, 2017

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	31,676	0.0	647	31,029	0.1
Non-accrual loans	368,350	0.5	(13,301)	381,651	0.5
Past due loans (3 months or more)	13,929	0.0	1,336	12,593	0.0
Restructured loans	79,661	0.1	(9,658)	89,319	0.1
Total	493,617	0.6	(20,977)	514,594	0.7

Total loans (period-end balance)	76,231,805	100.0	646,549	75,585,256	100.0

Amount of direct reduction	96,466		(7,205)	103,671
10. Reserve for possible loan losses and reserve ratio
Consolidated				(Millions of yen, %)
	Sep. 30, 2017			Mar. 31, 2017

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	607,966	72.08	(38,249)	646,215	74.40
General reserve	424,219		(7,291)	431,510
Specific reserve	182,654		(30,551)	213,205
Loan loss reserve for specific overseas countries	1,092		(406)	1,498

Amount of direct reduction	287,930		(215)	288,145
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2017			Mar. 31, 2017

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	349,605	70.83	(40,121)	389,726	75.73
General reserve	253,677		(5,279)	258,956
Specific reserve	95,023		(34,741)	129,764
Loan loss reserve for specific overseas countries	904		(101)	1,005

Amount of direct reduction	104,649		(5,169)	109,818

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2017		Mar. 31, 2017
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	135,204	(25,461)	160,665
Doubtful assets	465,342	(26,011)	491,353
Substandard loans	261,006	(14,640)	275,646
Total (A)	861,553	(66,112)	927,665
Normal assets	93,635,354	2,060,154	91,575,200
Grand total (B)	94,496,907	1,994,042	92,502,865
NPL ratio (A/B)	0.91	(0.09)	1.00

		(Millions of yen)
	Sep. 30, 2017		Mar. 31, 2017
	(a)	(a) - (b)	(b)
Total coverage (C)	655,821	(64,752)	720,573
Reserve for possible loan losses (D)	179,769	(31,645)	211,414
Amount recoverable by guarantees, collateral and others (E)	476,051	(33,107)	509,158

			(%)
Coverage ratio (C) / (A)	76.12	(1.56)	77.68
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	125.82	1.27	124.55

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	46.63	(3.89)	50.52
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	157.71	3.30	154.41

SMBC non-consolidated		(Millions of yen, %)
	Sep. 30, 2017		Mar. 31, 2017
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	94,095	(24,325)	118,420
Doubtful assets	317,725	(29,625)	347,350
Substandard loans	93,590	(8,323)	101,913
Total (A)	505,412	(62,272)	567,684
Normal assets	88,093,059	1,682,455	86,410,604
Grand total (B)	88,598,471	1,620,183	86,978,288
NPL ratio (A/B)	0.57	(0.08)	0.65
Note:NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2017		Mar. 31, 2017
	(a)	(a) - (b)	(b)
Total coverage (C)	427,674	(57,463)	485,137
Reserve for possible loan losses* (D)	108,577	(36,645)	145,222
Amount recoverable by guarantees, collateral and others (E)	319,096	(20,819)	339,915
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	84.62	(0.84)	85.46
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	156.72	28.19	128.53

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	58.28	(5.48)	63.76
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	253.86	82.75	171.11

12. Results of off-balancing of NPLs

SMBC non-consolidated

					(Billions of yen)

	Sep. 30, 2017 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2017	Amount of off-balancing	Mar. 31, 2017 (b)
Bankrupt and quasi-bankrupt assets	94.1	(24.3)	23.4	(47.7)	118.4
Doubtful assets	317.7	(29.7)	38.0	(67.6)	347.4
Total	411.8	(54.0)	61.4	(115.3)	465.8

Result of measures connected to off-balancing (*1)	66.6				96.3

	Disposition by borrowers’ liquidation			(6.3)
	Reconstructive disposition			(0.6)
	Improvement in debtors’ performance due to reconstructive disposition			–
Breakdown of off-balancing by factor (*2)	Loan sales to market			(14.5)
	Direct write-offs			8.7
	Others			(102.6)
		Collection / repayment, etc.		(86.2)
		Improvement in debtors’ performance		(16.4)

	Total			(115.3)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

13. Loan portfolio, classified by industry SMBC non-consolidated (1) Loans and bills discounted, classified by industry	(Millions of yen,	%)

	Sep. 30, 2017			Mar. 31, 2017
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	53,597,499	100.0	(905,370)	54,502,869	100.0
Manufacturing	6,745,655	12.6	(534,194)	7,279,849	13.4
Agriculture, forestry, fisheries and mining	126,004	0.2	10,987	115,017	0.2
Construction	706,977	1.3	5,279	701,698	1.3
Transportation, communications and public enterprises	4,530,544	8.5	223,377	4,307,167	7.9
Wholesale and retail	4,154,196	7.8	38,996	4,115,200	7.5
Finance and insurance	7,183,883	13.4	(168,313)	7,352,196	13.5
Real estate	6,507,357	12.1	205,955	6,301,402	11.6
Goods rental and leasing	1,650,524	3.1	12	1,650,512	3.0
Various services	4,117,056	7.7	123,017	3,994,039	7.3
Municipalities	654,452	1.2	(279,882)	934,334	1.7
Others	17,220,846	32.1	(530,603)	17,751,449	32.6
Overseas offices and Japan offshore banking accounts	22,634,306	100.0	1,551,920	21,082,386	100.0
Public sector	214,375	0.9	7,603	206,772	1.0
Financial institutions	1,744,425	7.7	162,434	1,581,991	7.5
Commerce and industry	19,096,459	84.4	1,487,006	17,609,453	83.5
Others	1,579,045	7.0	(105,125)	1,684,170	8.0
Total	76,231,805	—	646,549	75,585,256	—

Risk-monitored loans		(Millions of yen, %)
	Sep. 30, 2017			Mar. 31, 2017
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	374,455	100.0	(15,153)	389,608	100.0
Manufacturing	58,635	15.7	(14,327)	72,962	18.7
Agriculture, forestry, fisheries and mining	84	0.0	(71)	155	0.0
Construction	15,079	4.0	964	14,115	3.6
Transportation, communications and public enterprises	47,774	12.8	9,311	38,463	9.9
Wholesale and retail	70,845	18.9	1,408	69,437	17.8
Finance and insurance	314	0.1	14	300	0.1
Real estate	67,485	18.0	(8,116)	75,601	19.4
Goods rental and leasing	1,693	0.5	162	1,531	0.4
Various services	57,025	15.2	(7,222)	64,247	16.5
Municipalities	—	—	—	—	—
Others	55,518	14.8	2,725	52,793	13.6
Overseas offices and Japan offshore banking accounts	119,162	100.0	(5,823)	124,985	100.0
Public sector	—	—	—	—	—
Financial institutions	—	—	—	—	—
Commerce and industry	53,861	45.2	(8,716)	62,577	50.1
Others	65,301	54.8	2,893	62,408	49.9
Total	493,617	—	(20,977)	514,594	—

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2017			Mar. 31, 2017
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	383,479	64.5	(38,551)	422,030
Manufacturing	59,932	61.4	(14,772)	74,704
Agriculture, forestry, fisheries and mining	99	85.3	(71)	170
Construction	15,218	56.8	1,091	14,127
Transportation, communications and public enterprises	47,778	70.0	(12,008)	59,786
Wholesale and retail	74,500	57.5	969	73,531
Finance and insurance	930	64.1	(7)	937
Real estate	69,627	49.8	(8,158)	77,785
Goods rental and leasing	1,753	49.0	114	1,639
Various services	57,452	55.4	(8,462)	65,914
Municipalities	—	—	—	—
Others	56,186	100.0	2,752	53,434
Overseas offices and Japan offshore banking accounts	121,933	48.0	(23,720)	145,653
Public sector	—	—	—	—
Financial institutions	—	—	—	—
Commerce and industry	55,658	42.3	(26,239)	81,897
Others	66,274	57.8	2,518	63,756
Total	505,412	58.3	(62,272)	567,684

Notes 1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2017 (a)		Mar. 31, 2017 (b)
		(a) - (b)
Consumer loans	13,629,716	(243,453)	13,873,169
Housing loans	12,680,604	(231,794)	12,912,398
Self-residential purpose	10,091,999	(210,284)	10,302,283
Other consumer loans	949,111	(11,660)	960,771
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2017		Mar. 31, 2017
	(a)	(a) - (b)	(b)
Outstanding balance	33,868,192	(214,795)	34,082,987
Ratio to total loans	63.2	0.7	62.5
Note: Outstanding balance includes loans to individuals.

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2017			Mar. 31, 2017
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,249,483	27.7	617,134	5,632,349	26.6
Indonesia	327,434	1.4	7,222	320,212	1.5
Thailand	720,266	3.2	13,025	707,241	3.3
Korea	332,882	1.5	29,141	303,741	1.4
Hong Kong	1,768,800	7.8	265,375	1,503,425	7.1
China	260,480	1.2	11,183	249,297	1.2
Taiwan	465,938	2.1	125,541	340,397	1.6
Singapore	1,330,813	5.9	109,861	1,220,952	5.8
India	489,422	2.2	26,665	462,757	2.2
Others	553,448	2.4	29,122	524,326	2.5
Oceania	1,852,704	8.2	(36,713)	1,889,417	8.9
Australia	1,690,457	7.5	(31,736)	1,722,193	8.1
Others	162,247	0.7	(4,977)	167,224	0.8
North America	7,603,907	33.7	425,513	7,178,394	33.8
United States	6,116,798	27.1	353,682	5,763,116	27.1
Others	1,487,109	6.6	71,831	1,415,278	6.7
Central and South America	1,669,180	7.4	38,161	1,631,019	7.7
Brazil	250,625	1.1	(5,117)	255,742	1.2
Panama	520,798	2.3	(17,193)	537,991	2.5
Others	897,757	4.0	60,471	837,286	4.0
Western Europe	3,370,544	14.9	208,174	3,162,370	14.9
United Kingdom	1,133,885	5.0	153,724	980,161	4.6
Ireland	496,048	2.2	(80,353)	576,401	2.7
Netherlands	622,380	2.8	48,012	574,368	2.7
Others	1,118,230	4.9	86,790	1,031,440	4.9
Eastern Europe	215,137	1.0	(51,936)	267,073	1.3
Russia	139,443	0.6	(48,717)	188,160	0.9
Others	75,694	0.4	(3,219)	78,913	0.4
Others	1,608,492	7.1	160,045	1,448,447	6.8

Total	22,569,447	100.0	1,360,378	21,209,069	100.0
Note: Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2017			Mar. 31, 2017
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	121,933	48.0	(23,720)	145,653
Asia	6,830	32.7	(3,285)	10,115
Oceania	—	—	—	—
North America	37,284	66.7	(9,989)	47,273
Central and South America	27,636	13.8	(15,060)	42,696
Western Europe	38,279	49.2	3,988	34,291
Eastern Europe	—	—	—	—
Others	11,901	60.6	625	11,276

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to gurantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	Six months ended Sep. 30, 2017 (a)		Six months ended Sep 30, 2016 (b)
		(a) - (b)
Deposits	105,957,060	10,136,622	95,820,438
Domestic units	84,816,471	6,007,596	78,808,875

Loans	76,221,769	6,753,073	69,468,696
Domestic units	49,412,921	1,745,969	47,666,952
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor
(Millions of yen)
	Sep. 30, 2017 (a)		Sep. 30, 2016 (b)	Mar. 31, 2017 (Reference)
		(a) - (b)
Deposits	106,907,529	7,950,677	98,956,852	105,590,771
Domestic deposits (excluding Japan offshore banking accounts)	89,104,638	5,667,951	83,436,687	87,740,319
Individuals	44,426,543	1,701,397	42,725,146	43,642,069
Corporates	44,678,095	3,966,554	40,711,541	44,098,250

Loans	76,231,805	5,150,544	71,081,261	75,585,256
Domestic offices (excluding Japan offshore banking accounts)	53,597,499	255,779	53,341,720	54,502,869
Overseas offices and Japan offshore banking accounts	22,634,306	4,894,765	17,739,541	21,082,386
Note: Deposits do not include negotiable certificates of deposit.

Reference:
			(Billions of yen)
	Sep. 30, 2017 (a)		Mar. 31, 2017 (b)
		(a) - (b)
Balance of investment trusts	2,286.9	79.8	2,207.1
Balance to individuals	1,901.8	66.5	1,835.3
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of yen)
	Six months ended Sep. 30, 2017 (a)		Six months ended Sep. 30, 2016 (b)
		(a) - (b)
Sales of investment trusts to individuals	337.1	162.7	174.4

Sales of pension-type insurance to individuals	36.6	(24.7)	61.3

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Sep. 30, 2017		Mar. 31, 2017
				Change from Mar. 31, 2017
(a) Total deferred tax assets	(b-c)	1	237.1	23.7	213.4
(b) Subtotal of deferred tax assets		2	472.5	0.3	472.2
Reserve for possible loan losses and write-off of loans		3	122.5	(10.1)	132.6
Taxable write-off of securities		4	239.7	(2.4)	242.1
Others		5	110.3	12.8	97.5
(c) Valuation allowance		6	235.4	(23.4)	258.8
(d) Total deferred tax liabilities		7	593.1	50.4	542.7
Net unrealized gains on other securities		8	545.6	52.5	493.1
Others		9	47.5	(2.1)	49.6
Net deferred tax assets	(a-d)	10	(356.0)	(26.7)	(329.3)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(531.4)	(50.2)	(481.2)
Others		12	175.4	23.5	151.9

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)
	FY3/2015	FY3/2016	FY3/2017	1H, FY3/2018
Income of final tax return before deducting operating loss carryforwards	643.7	548.1	387.4	309.7

Note: The figure for 1H, FY3/2018 was estimated in interim closing.

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated			(Billions of yen, %)
	Sep. 30, 2017 [Preliminary]		Mar. 31, 2017
	(a)	(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	17.69	0.76	16.93

(2) Tier 1 capital ratio (5) / (7)	14.85	0.78	14.07

(3) Common equity Tier 1 capital ratio (6) / (7)	12.96	0.79	12.17

(4) Total capital	12,372.5	398.8	11,973.7

(5) Tier 1 capital	10,384.0	437.8	9,946.2

(6) Common equity Tier 1 capital	9,060.4	451.9	8,608.5

(7) Risk weighted assets	69,905.6	(777.9)	70,683.5

(8) Required capital (7) X 8%	5,592.5	(62.2)	5,654.7

SMBC consolidated
(1) Total capital ratio	18.33	0.56	17.77

(2) Tier 1 capital ratio	15.18	0.57	14.61

(3) Common equity Tier 1 capital ratio	13.44	0.55	12.89

SMBC non-consolidated
(1) Total capital ratio	19.20	0.59	18.61

(2) Tier 1 capital ratio	15.68	0.63	15.05

(3) Common equity Tier 1 capital ratio	13.74	0.59	13.15

18. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2017		Six months ended Sep. 30, 2016
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	10.1	0.7	9.4

Note:
ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

19. Earnings targets and dividends forecast for FY3/2018

(1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2018	FY3/2017
		Result
Consolidated net business profit	1,130.0	1,132.9
Total credit cost	(210.0)	(164.4)
Ordinary profit	970.0	1,005.9
Profit attributable to owners of parent	630.0	706.5

SMBC non-consolidated		(Billions of yen)
	FY3/2018	FY3/2017
		Result
Banking profit (before provision for general reserve for possible loan losses)	610.0	846.7
Total credit cost	(80.0)	(61.1)
Ordinary profit	580.0	864.0
Net income	450.0	681.8

(2) Dividends forecast

			(Yen)
	FY3/2018		FY3/2017
	Interim	Annual
Dividend per share for common stock	80	160	150

Reference:			(Billions of yen)
	FY3/2018		FY3/2017
	Interim	Annual
Total dividend	112.8	225.7	211.5

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Sep. 30, 2017		Mar. 31, 2017
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	43,529,923	1,877,415	41,652,508

Call loans	1,525,292	60,175	1,465,117

Receivables under resale agreements	770,942	247,029	523,913

Receivables under securities borrowing transactions	3,044,605	(139,774)	3,184,379

Monetary claims bought	1,272,119	146,685	1,125,434

Trading assets	1,605,930	(273,412)	1,879,342

Securities	24,295,598	(46,771)	24,342,369

Loans and bills discounted	76,231,805	646,549	75,585,256

Foreign exchanges	2,424,200	761,098	1,663,102

Other assets	2,670,630	287,323	2,383,307

Tangible fixed assets	810,253	(5,555)	815,808

Intangible fixed assets	230,030	(954)	230,984

Prepaid pension cost	277,848	2,673	275,175

Customers’ liabilities for acceptances and guarantees	7,933,259	367,697	7,565,562

Reserve for possible loan losses	(349,605)	40,121	(389,726)

Reserve for possible losses on investments	(19,813)	995	(20,808)

Total assets	166,253,022	3,971,293	162,281,729

Note: Amounts less than 1 million yen are rounded down.

(Millions of yen	)

	Sep. 30, 2017		Mar. 31, 2017
	(a)	(a) - (b)	(b)

Liabilities

Deposits	106,907,529	1,316,758	105,590,771

Negotiable certificates of deposit	12,919,152	656,061	12,263,091

Call money	1,059,561	50,092	1,009,469

Payables under repurchase agreements	2,838,175	1,479,158	1,359,017

Payables under securities lending transactions	3,466,201	389,776	3,076,425

Commercial paper	1,369,682	(20,441)	1,390,123

Trading liabilities	1,397,857	(74,483)	1,472,340

Borrowed money	12,614,328	587,831	12,026,497

Foreign exchanges	1,182,751	444,790	737,961

Bonds	3,502,294	(441,767)	3,944,061

Due to trust account	1,196,281	36,267	1,160,014

Other liabilities	1,686,758	(1,192,560)	2,879,318

Reserve for employee bonuses	13,303	(831)	14,134

Reserve for executive bonuses	—	(612)	612

Reserve for point service program	734	(324)	1,058

Reserve for reimbursement of deposits	6,898	(6,704)	13,602

Deferred tax liabilities	356,032	26,779	329,253

Deferred tax liabilities for land revaluation	30,877	(353)	31,230

Acceptances and guarantees	7,933,259	367,697	7,565,562

Total liabilities	158,481,680	3,617,134	154,864,546

Net assets

Capital stock	1,770,996	—	1,770,996

Capital surplus	1,776,830	—	1,776,830

Capital reserve	1,771,043	—	1,771,043

Other capital surplus	5,786	—	5,786

Retained earnings	2,943,331	253,693	2,689,638

Other retained earnings	2,943,331	253,693	2,689,638

Voluntary reserve for retirement allowances	1,656	—	1,656

Voluntary reserve	219,845	—	219,845

Retained earnings brought forward	2,721,829	253,692	2,468,137

Treasury stock	(210,003)	—	(210,003)

Total stockholders’ equity	6,281,155	253,693	6,027,462

Net unrealized gains (losses) on other securities	1,517,104	117,979	1,399,125

Net deferred gains (losses) on hedges	(53,162)	(17,052)	(36,110)

Land revaluation excess	26,245	(459)	26,704

Total valuation and translation adjustments	1,490,187	100,468	1,389,719

Total net assets	7,771,342	354,160	7,417,182

Total liabilities and net assets	166,253,022	3,971,293	162,281,729
Note: Amounts less than 1 million yen are rounded down.

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2017 (a)		Six months ended Sep. 30, 2016 (b)
		(a) - (b)
Ordinary income	1,233,772	(42,326)	1,276,098
Interest income	812,364	(46,641)	859,005
Interest on loans and discounts	554,700	73,688	481,012
Interest and dividends on securities	170,161	(152,956)	323,117
Trust fees	1,041	168	873
Fees and commissions	242,973	(3,591)	246,564
Trading income	31,812	(7,294)	39,106
Other operating income	57,569	(33,668)	91,237
Other income	88,010	48,701	39,309
Ordinary expenses	865,275	69,440	795,835
Interest expenses	331,763	112,636	219,127
Interest on deposits	109,867	52,527	57,340
Fees and commissions payments	98,988	4,329	94,659
Trading losses	99	99	—
Other operating expenses	5,777	(3,198)	8,975
General and administrative expenses	416,141	(15,063)	431,204
Other expenses	12,505	(29,364)	41,869
Ordinary profit	368,496	(111,766)	480,262
Extraordinary gains	591	590	1
Extraordinary losses	3,239	1,433	1,806
Income before income taxes	365,848	(112,609)	478,457
Income taxes - current	105,250	38,791	66,459
Income taxes - deferred	(23,872)	(37,775)	13,903
Total income taxes	81,378	1,015	80,363
Net income	284,470	(113,624)	398,094

 Note:  Amounts less than 1 million yen are rounded down.

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2017	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	5,786	1,656	219,845	2,468,137	(210,003)	6,027,462
Changes in the period
Corporate reorganization (by subsidiaries)
Cash dividends						(31,237)		(31,237)
Net income						284,470		284,470
Reversal of land revaluation excess						459		459
Net changes in items other than stockholders’ equity in the period
Net changes in the period	–	–	–	–	–	253,692	–	253,692
Balance at the end of the period	1,770,996	1,771,043	5,786	1,656	219,845	2,721,829	(210,003)	6,281,155

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,399,125	(36,110)	26,704	1,389,719	7,417,182
Changes in the period
Corporate reorganization (by subsidiaries)
Cash dividends					(31,237)
Net income					284,470
Reversal of land revaluation excess					459
Net changes in items other than stockholders’ equity in the period	117,979	(17,051)	(459)	100,468	100,468
Net changes in the period	117,979	(17,051)	(459)	100,468	354,160
Balance at the end of the period	1,517,104	(53,162)	26,245	1,490,187	7,771,342

 Note:  Amounts less than 1 million yen are rounded down.